Exhibit 21 Subsidiaries of Registrant

Name	Parent Company	State of Incorporation

Atlantic Coast Bank	Atlantic Coast Financial Corporation	Maryland

First Community Financial Services, Inc.	Atlantic Coast Bank	Georgia

Atlantic Coast Development LLC	Atlantic Coast Financial Corporation	Florida